June 29, 2006

Mail Stop 4561
By U.S. Mail and facsimile to (770) 395-3171

Wayne M. Woodruff
President and Chief Executive Officer
Maverick Bancshares, Inc.
5353 Alpha Road, Suite 210
Dallas, TX 75240

      Re:      Maverick Bancshares, Inc.
      Registration Statement on Form SB-2
      Filed on June 5, 2006
                        File Number 333-134731

Dear Mr. Woodruff:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please include a cover letter in your next submission and label it as correspondence when filed on EDGAR.
2. Please include page numbers in your response. We have used page numbers from the printout on EDGAR.
3. Please include disclosure regarding a code of ethics in accordance with Rule 406 of Regulation S-B.



Cover Page
4. We note that you register the shares of common stock underlying the Shareholder Warrants and the Organizer and Director Warrants. We also note that you mention that you intend to distribute warrants; however, we do not see that you register the Shareholder Warrants and the Organizer and Director Warrants themselves. Please revise to include those securities or explain how you believe the warrants are exempt.
5. On the cover page of the prospectus, or elsewhere in the forepart of the document, disclose that for each five shares purchased in this offering, the purchaser will be provided a warrant to purchase one share of common stock for $12.50.

Offering Conditions, page 8
6. Please revise to specify in your disclosure on risk factors that in order to complete your offering you must have at least 13 million dollars deposited in escrow.

Stock Options Granted to a Consultant, page 10
7. We note that you issued options to your consultant; however, we did not see these registered on the Form SB-2. Please revise to register these and any other options or provide an explanation of the exemption upon which you rely. In addition, please revise to include disclosure regarding the options under Rule 402.

Risk Factors - Departures of our key personnel or directors may impair our..., page 10
8. We note that you state "we cannot be assured of" a certain result when the real risk is not your inability to provide assurance, but the underlying situation. Please revise to eliminate this and similar language.

Use of Proceeds by Maverick Bank, page 18
9. Please consider expanding upon the sixth sentence. This sentence is the raison d`etre for this offering, so augmenting the sentence to give it more prominence and a larger explanation would show better balance.

Determination of Offering Price, page 19
10. Please briefly revise to disclose the factors considered in determining the exercise or conversion price of the warrants.
Refer
to Rule 505 of Regulation S-B.



Management`s Discussion and Analysis of Financial Condition and Plan of ..., page 22
11. In your tabular presentation of estimated expenses, the totals disclosed for the period April 30, 2006 - November 1, 2006 and for the period July 11, 2005 - November 1, 2006 do not equal the sums of the amounts disclosed in these columns. Please revise as necessary.

Audit Committee, page 36
12. Please revise to respond to the disclosure required under Rule 401(e) of Regulation S-B.

Stock Option Plan, page 39
13. We note that you adopted the 2006 Stock Incentive Plan prior to completing the offering. Please tell us what, if any, awards or grants may be made under this plan prior to the closing. To the extent material, disclose the pro forma effects of these incentives.

Preferred Stock, page 41
14. Please revise your disclosure on risk factors to include the impact that issuing preferred stock might have with respect to dilution and deterrence from takeovers.

Anti-terrorism legislation, page 50
15. Please explain the background of the Maverick Bank Secrecy Act or revise to clarify.

Additional Information, page 52
16. Please delete the qualification in the fourth sentence of the first paragraph. If you include a brief description in your prospectus, it must be complete.
17. Please update the address of the Securities and Exchange
Commission.

Financial Statements
Balance Sheet
18. Your accountant`s report states that the audited balance sheet is as of April 20, 2006, but your Balance Sheet is dated as of December
31, 2005.  Please revise as necessary.
19. We note your disclosure in your Use of Proceeds section that you intend to repay $315,000 of advances from organizers with proceeds from this offering. Please reclassify the line item titled investor contributions from the equity section of the balance sheet since the company intends to repay these advances.

Statement of Operations and Accumulated Deficit
20. Please provide a statement of stockholders` deficit as required by paragraph 11 of SFAS 7.
21. Please revise your Statement of Operations and Statement of Cash
Flows to clearly label the periods covered for each column presented.

Note 1 - Organization and Summary of Significant Accounting
Policies
22. Please revise to distinguish between the nature of contract labor and consulting fees.
23. Please revise to include a comprehensive footnote describing the consulting, employment, and deferred compensation agreements. Include the terms of the agreements, quantify the related amounts reported in your financial statements, quantify the agreed upon amounts over the contractual agreement period, and describe your related accounting policies.

Note 4 - Capital Advance and Related Party Transactions
24. We note your disclosure that the advances from Bankers Firstsource do not bear interest. Please revise to disclose how you imputed interest expense related to the capital advances and quantify the effective interest rate. Refer to paragraphs 11 - 16 of APB 21.
25. Please revise to disclose the terms of the agreement providing for Bankers Firstsource`s purchase of the company`s stock in the initial offering, including the purchase price and number of shares.
Refer to paragraph 2 of SFAS 57.

Note 6 - Warrants
26. We note your disclosure that in recognition of the organizer`s efforts you granted warrants. Please revise to disclose the number of organizer warrants granted and when they were granted.

Note 7 - Stock Options
27. We note your disclosure that the fair value of the 6,000 options granted as compensation for regulatory consulting services will be recorded as consulting expense on the day the options vest.
Please
revise to describe how you determined the appropriate measurement date and the fair value ascribed to the options granted or services provided. Disclose when you granted the options, when the services were provided, and whether this is a related party transaction. Refer to paragraphs 7 and 8 of SFAS 123R and EITF 96-18.

Item 28. Undertakings
28. Please revise to include the undertakings for warrants pursuant to Rule 512 of Regulation S-B.

Exhibit 5.1
29. We note your enforceability opinion regarding the warrant agreements for the shareholders, organizers and directors. The agreements refer to the laws of the state of Texas, yet your opinion relies on the laws of the state of Georgia. Please revise your opinion to reconcile the difference or provide a responsive explanation.

*		*		*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christina Harley at (202) 551-3695 or Joyce Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other
questions.



Sincerely,



William Friar
								Senior Financial Analyst

cc:	Daniel D. Dinur, Esq.
      Dinur & Associates, P.C.
      One Lakeside Commons
      990 Hammond Drive, Suite 760
      Atlanta, GA 30328